Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three months ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Pretax income (loss) from continuing operations	$140,910	$(269,607)	$261,239	$183,470	$130,080	$359,535
Fixed charges (see below)	41,712	167,062	122,612	87,826	77,494	67,106
Interest capitalized	(7,520)	(57,556)	(48,676)	(33,388)	(54,508)	(39,950)
Amortization of capitalized interest	2,454	7,611	6,949	6,687	4,727	3,484
Preferred dividend requirements	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$177,556	$(152,490)	$342,124	$244,595	$157,793	$390,175

Fixed charges:
Interest expensed and capitalized	$40,266	$161,490	$118,470	$84,105	$74,579	$64,829
Amortization of capitalized expenses related to indebtedness	248	972	1,057	1,057	1,057	1,057
Rental expense representative of interest an factor	1,198	4,600	3,085	2,665	1,859	1,220
Preferred dividend requirements	—	—	—	—	—	—

Total fixed charges	$41,712	$167,062	$122,612	$87,826	$77,494	$67,106

Ratio of earnings to fixed charges	4.3	(0.9)	2.8	2.8	2.0	5.8